May 27, 2015

CONFIDENTIAL

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Andrew Blume
Michael Kennedy
Mara L. Ransom
Sondra Snyder

Re:	Azure Power Global Limited
Draft Registration Statement on Form F-1
Submitted April 28, 2015
CIK No. 0001633438

Ladies and Gentlemen:

On behalf of our client, Azure Power Global Limited, a foreign private issuer and emerging growth company organized under the laws of Mauritius (the “Company”), we are submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) in response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated May 18, 2015 regarding the Draft Registration Statement (CIK No. 0001633438) submitted to the Commission on April 28, 2015 which amended the first submission on March 6, 2015. In accordance with the procedures of the “Commission for foreign private issuers and emerging growth companies, the enclosed Draft Registration Statement is being submitted to you in draft, unsigned form and on a confidential basis.

If you need additional copies or have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at (650) 470-4522 or via e-mail at thomas.ivey@skadden.com.

Thank you.

Securities and Exchange Commission

May 27, 2015

Very truly yours,

/S/ Thomas J. Ivey
Thomas J. Ivey, Esq.

Enclosures

cc:	Azure Power Global Limited
Inderpreet Wadhwa
Sandeep Chopra

cc:	Latham & Watkins LLP
Kirk A. Davenport II, Esq.
Wesley C. Holmes, Esq.
Ernst & Young Associates LLP
Kapil Jain